Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2018-08

PolyMet reports results for period ended March 31, 2018

St. Paul, Minn., May 11, 2018 – PolyMet Mining Corp (“PolyMet” or the “company”) TSX: POM; NYSE MKT: PLM – today reported that it has filed its financial results for the three months ended March 31, 2018.  PolyMet controls 100 percent of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards.  All amounts are in U.S. funds.  Copies can be obtained free of charge by contacting the Corporate Secretary at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com.

2018 Highlights
•	In January 2018, the Minnesota Department of Natural Resources released the draft Permit to Mine for public review and comment which has now closed;
•
In January 2018, the Minnesota Pollution Control Agency released the draft water quality permit, draft section 401 water quality certification, and draft air emissions permit for public review and comment which have all closed;

•	In March 2018, all remaining public comment periods for the various draft permits concluded without extension;
•
In March 2018, the company and Glencore agreed to extend the term of outstanding debentures until March 31, 2019, reduce the interest rate on the outstanding debentures, and make available up to $80 million in additional debentures during 2018 of which $20 million was drawn on May 7, 2018.  Proceeds are being used to complete pre- and post-permitting work, including detailed engineering and environmental cleanup, and to purchase wetland credits; and

•
In March 2018, the company issued an Updated Technical Report under NI 43-101 incorporating process improvements, project improvements, and environmental controls described in the Final Environmental Impact Statement and draft permits.  The update also included detailed capital costs, operating costs, and economic valuation for the mine plan being permitted as well as potential future production opportunities.

Goals and objectives for the next twelve months
The permitting process is managed by the regulatory agencies and, therefore, timelines are not under PolyMet control.  Given these circumstances, PolyMet’s objectives include:

•	Transfer of title to the surface rights over and around the NorthMet mineral rights to PolyMet as part of the authorized administrative land exchange;
•	Favorable decision by the U.S. Army Corps of Engineers on the Final Record of Decision and 404 wetlands permit under the Clean Water Act;
•	Favorable decisions on final state permits (Permit to Mine, air, water, and dam safety permits);
•	Completion of project implementation plan; and
•	Execution of a construction finance plan, subject to typical conditions precedent such as receipt of key permits.

Key Balance Sheet Statistics
(in ‘000 US dollars)

Balance Sheet	March 31, 2018	December 31, 2017

Cash & equivalents	$4,415	$6,931
Working capital (see note)	(153,862)	(138,057)
Total assets	412,974	409,042
Total liabilities	220,298	210,367
Shareholders’ equity	$192,676	$198,675

Note:  Working capital deficit is due to the Glencore debentures being classified as current on the basis they mature on or before March 31, 2019.

As at March 31, 2018, PolyMet had cash of $4.415 million compared with $6.931 million as at December 31, 2017.  Subsequent to quarter end, an additional $20 million was received from Glencore as described above.

As at March 31, 2018, PolyMet had spent $125.050 million on environmental review and permitting since the NorthMet Project moved from exploration to development stage.

Key Income and Cash Flow Statement Statistics
(in ‘000 US dollars, except per share amounts)

	Three months ended*
Income and Cash Flow Statement	March 31, 2018	April 30, 2017

General & administrative expense excluding non-cash share-based compensation	$1,591	$1,128
Non-cash share-based compensation	1,179	140
Other Expenses: Finance & Other Non-cash loss on intangible disposal Non-cash loss on debenture modification	911 - 4,109	633 1,324 -
Loss for the period: Other Comprehensive (Income)	7,790 -	3,225 (12)
Loss per share	0.02	0.01
Investing Activities: NorthMet Property	$4,998	$4,937
Weighed average shares outstanding	319,973,898	318,545,519

*On December 7, 2017, the company’s board of directors approved a change of the financial year end from January 31 to December 31.

Loss for the three months ended March 31, 2018, was $7.790 million compared with $3.225 million for the prior year period primarily due to non-cash items.  General and administrative expenses for the three months ended March 31, 2018, excluding non-cash share-based compensation, were $1.591 million compared with $1.128 million for the prior year period.  Other expenses were $5.020 million compared with $1.957 million for the prior year period.

PolyMet invested $4.998 million cash into its NorthMet Project during the three months ended March 31, 2018, compared with $4.937 million cash in the prior year period.

 *   *   *   *   *
About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study.  The NorthMet Final EIS was published in November 2015, preparing the way for decisions on permit applications.  NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas
Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2017, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.